Exhibit 99(b)1

Patriot Holdings, LLC

Consolidated Financial Statements as of and for the Years Ended December 31, 2012 and December 31, 2011 And Report of Independent Registered Public Accounting Firm

PATRIOT HOLDINGS, LLC

1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Patriot Holdings, LLC

Annawan, Illinois

We have audited the accompanying consolidated balance sheets of Patriot Holdings, LLC and Subsidiaries (formerly known as Patriot Renewable Fuels, LLC) as of December 31, 2012 and 2011, and the related consolidated statements of operations, changes in members’ equity, and cash flows for the years then ended. Patriot Holdings, LLC’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Patriot Holdings, LLC as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Boulay, Heutmaker, Zibell & Co. P.L.L.P.

Certified Public Accountants

Minneapolis, Minnesota

March 21, 2013

1

Patriot Holdings, llc

Consolidated Balance Sheets

December 31, 2012 and 2011

	December 31, 2012	December 31, 2011
ASSETS
CURRENT ASSETS
Cash	$532,014	$3,844,194
Restricted cash	—	183,644
Accounts receivable, net	3,465,138	6,887,155
Inventory	15,843,093	12,169,973
Commodity derivative instruments	1,683,138	240,213
Prepaid expenses and other current assets	778,383	931,939
Total current assets	22,301,766	24,257,118

PROPERTY, PLANT, AND EQUIPMENT
Property, plant, and equipment, at cost	163,270,363	161,492,610
Accumulated depreciation	(39,410,230)	(29,951,783)
Property, plant, and equipment, net	123,860,133	131,540,827

OTHER NON-CURRENT ASSETS
Deferred financing costs, net	225,354	242,556
Long-term assets	1,033,575	533,575
Notes receivable	26,211,113	28,226,201
Interest receivable	9,989,080	7,973,993
Total other non-current assets	37,459,122	36,976,325

TOTAL ASSETS	$183,621,021	$192,774,270

LIABILITIES AND MEMBERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$4,453,848	$4,739,259
Accrued expenses and other current liabilities	2,141,718	2,148,637
Accrued loss on firm purchase commitments	1,615,000	—
Due to broker	1,833,226	—
Revolving note	3,763,984	—
Current portion of interest rate swap	—	1,303,842
Current portion of long-term debt	6,393,229	12,058,569
Total current liabilities	20,201,005	20,250,307

LONG-TERM LIABILITIES
Long-term debt	38,909,578	45,630,613
Interest rate swap	—	1,386,831
Deferred income	26,957,177	29,085,375
Total long-term liabilities	65,866,755	76,102,819

COMMITMENTS AND CONTINGENCIES

MEMBERS’ EQUITY, 65,000 units authorized; 45,607 and 45,741 units issued and outstanding, respectively	97,553,261	96,421,144

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$183,621,021	$192,774,270

Notes to the Consolidated Financial Statements are an integral part of this Statement.

2

Patriot HOLDINGS, llc

Consolidated Statements of Operations

Years ended December 31, 2012 and 2011

	Years Ended December 31,
	2012	2011

REVENUES	$365,302,083	$377,249,524

COST OF GOODS SOLD	355,153,776	348,042,328

LOWER OF COST OR MARKET ADJUSTMENT	2,463,000	—

GROSS MARGIN	7,685,307	29,207,196

OPERATING EXPENSES	3,529,108	3,276,329

OPERATING INCOME	4,156,199	25,930,867

OTHER INCOME (EXPENSE)
Interest expense	(3,205,198)	(5,003,263)
Gain on interest rate swap	153,623	1,506,159
Other income	215,093	181,005
Total other expense, net	(2,836,482)	(3,316,099)

NET INCOME	$1,319,717	$22,614,768

Notes to the Consolidated Financial Statements are an integral part of this Statement.

3

Patriot HOLDINGS, llc

Consolidated Statements of Changes in Members’ Equity

Years ended December 31, 2012 and 2011

BALANCE – December 31, 2010	$80,667,526

Member distributions	(6,861,150)

Net income for the year ended December 31, 2011	22,614,768

BALANCE – December 31, 2011	96,421,144

Repurchase of membership units	(187,600)

Net income for the year ended December 31, 2012	1,319,717

BALANCE – December 31, 2012	$97,553,261

Notes to the Consolidated Financial Statements are an integral part of this Statement.

4

Patriot holdings, llc

Consolidated Statements of Cash Flows

Years ended December 31, 2012 and 2011

	Years Ended December 31,
	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,319,717	$22,614,768
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	7,330,250	7,196,446
Noncash interest expense	339,473	173,090
Change in fair value of interest rate swap	(153,623)	(1,506,159)
Change in fair value of commodity derivative instruments	(3,778,617)	1,862,147
Patronage dividend received	—	(200,475)
Changes in operating assets and liabilities:
Restricted cash – commodity margin account	183,644	1,168,632
Accounts receivable	3,422,017	(3,214,009)
Inventory	(3,673,120)	(2,999,853)
Prepaids and other current assets	153,556	170,293
Commodity derivative instruments	2,335,692	(4,082,585)
Long-term assets	(500,000)	—
Accounts payable	1,547,815	1,056,866
Accrued loss on firm purchase commitments	1,615,000	—
Accrued expenses	(88,534)	(170,241)
Net cash flows provided by operating activities	10,053,270	22,068,920

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant, and equipment	(1,696,138)	(3,713,614)
Net cash flows used in investing activities	(1,696,138)	(3,713,614)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from working capital loan	3,763,984	—
Proceeds from long-term debt	51,441,585	—
Payments on long-term debt	(63,827,960)	(13,000,628)
Payments on interest rate swap settlement	(2,537,050)	—
Payments for debt financing costs	(322,271)	—
Payments for membership unit repurchase	(187,600)	—
Distributions paid	—	(6,861,150)
Net cash flows used in financing activities	(11,669,312)	(19,861,778)

NET DECREASE IN CASH	(3,312,180)	(1,506,472)

CASH – BEGINNING OF PERIOD	3,844,194	5,350,666

CASH – END OF PERIOD	$532,014	$3,844,194

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$2,695,175	$4,800,052

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Property, plant, and equipment additions included in accounts payable and accrued expenses	$81,615	$14,080

Notes to the Consolidated Financial Statements are an integral part of this Statement.

5

patriot HOLDINGS, llc

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

1.	NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - In March 2012, the members of Patriot Renewable Fuels, LLC (“Patriot”), a predecessor company of Patriot Holdings, LLC, approved the reorganization of Patriot into a subsidiary of a newly formed holding company, Patriot Holdings, LLC. In the transaction, all of the outstanding membership units of Patriot were converted on a one-for-one basis to membership units of Patriot Holdings, LLC. A second wholly-owned subsidiary, Patriot Export, Inc., (“Export”) was also set up as an Interest-Charge Domestic International Sales Corporation, (“IC-DISC”), and has a franchise agreement with Patriot to sell its products which are exported. Patriot pays a commission to Export, which is then redistributed back to the Company as a dividend. The consolidated financial statements include the accounts of the Patriot Holdings, LLC and its wholly-owned subsidiaries (the “Company”). All years presented are for Patriot Holdings, LLC and its predecessor Patriot. All significant intercompany balances and transactions have been eliminated on a consolidated basis for reporting purposes.

Nature of Business – Patriot is the main operating company and has a dry mill, corn-based processing facility that produces fuel-grade ethanol, distillers grains, and corn oil, co-products of the ethanol production, that are derived from corn. The ethanol plant is located in Annawan, Illinois and the Company sells its production of ethanol and distillers grains throughout the United States and various international locations. The ethanol plant has a nameplate capacity (guaranteed by the design-builder) to produce 100 million gallon per year of denatured fuel-grade ethanol and approximately 320 thousand tons of dried distillers grains with solubles (“DDGS”) and process 35.7 million bushels of corn. The Company typically produces ethanol in excess of the nameplate production amount.

Use of Estimates – Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles in the United States of America. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. The Company uses estimates and assumptions in accounting for the following significant matters, among others: economic lives of property and equipment, realizability of accounts receivable; valuation of inventory, inventory purchase commitments, notes receivable arising from tax increment financing, long-term investments, and the assumptions used in the impairment analysis of long-lived assets. Actual results may differ from previously estimated amounts, and such differences may be material to our financial statements. The Company periodically reviews estimates and assumptions, and the effects of revisions are reflected in the period in which the revision is made. For the years ended December 31, 2012 and 2011, the Company did not make any revisions to the financial statements for actual results that differed from previously estimated amounts.

Revenue Recognition – The Company sells ethanol, DDGS, and corn oil pursuant to marketing agreements as discussed further in Note 8, and generally recognizes revenue at the time of loading ethanol, distillers grains, or corn oil into trucks, railcars, or containers. This is the point at which the marketer has taken title and assumed the risks and rewards of ownership, prices are fixed or determinable and collectability is reasonably assured. Title is generally assumed by the buyer at the Company’s shipping point. In certain instances where the sales price of the Company’s ethanol is not fixed or determinable at the time title transfers to the customer, the Company defers the income until the price does become fixed or determinable.

In accordance with the Company’s agreements for the marketing and sale of ethanol and related products, marketing fees and commissions due to the marketers are deducted from the gross sales price at the time incurred. Commissions were approximately $2,702,000 and $2,968,000 for the years ended December 31, 2012 and 2011, respectively. Revenue is recorded net of these commissions as they do not provide an identifiable benefit that is sufficiently separable from the sale of ethanol and related products.

6

patriot HOLDINGS, llc

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Expense Recognition – Cost of goods sold consists primarily of costs for raw materials, utilities, conversion costs, freight, warehousing costs, salaries, wages and expenses for plant operating staff and plant management, depreciation and amortization expenses, general facility overhead charges, property taxes, and property and casualty insurance.

General and administrative expenses consist primarily of salaries and expenses for management, administrative and accounting employees, and fees paid to outside service providers such as legal, accounting, and consulting firms.

Cash – The Company maintains cash primarily in accounts with two financial institutions which, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts or any losses in connection with these balances.

Accounts Receivable – Accounts receivable are recorded at their estimated net realizable value and do not bear interest. Amounts collected on accounts receivable are included in net cash provided by operating activities in the statement of cash flows. The Company does not have any off-balance sheet credit exposure related to its customers. Accounts are considered past due if payment is not made on a timely basis in accordance with the Company’s credit terms. Accounts considered uncollectible are written off.  The Company follows a policy of providing an allowance for doubtful accounts when deemed necessary; however, based on historical experience, and its evaluation of the status of receivables, the Company believes that all accounts are collectible in all material respects and thus an allowance was not necessary at December 31, 2012 or 2011. It is possible this estimate will change in the future.

The Company performs periodic credit evaluations of its marketers and has not required collateral. The Company’s operations vary with the volatility of the market for inputs (including corn, natural gas, chemicals, and denaturant) and for finished products (ethanol and DDGS), and to mitigate that volatility the Company actively seeks to minimize inventory and accounts receivable levels.

Inventory – Inventory is stated at the lower of cost or market. Cost is determined using the first in, first out (“FIFO”) method. Market is based on current replacement values except that it does not exceed net realizable values and it is not less than net realizable values reduced by allowances from normal profit margin. Inventories consist of raw materials (corn, chemicals, denaturant), work in process, finished goods (ethanol and DDGS) and spare parts.

All materials and production costs related to the production of ethanol and distillers grains not sold are capitalized as inventory and recognized as cost of sales when the sale of the products is recognized.

Prepaid Expenses – Prepaid expenses are recorded for non-inventory purchases that will be consumed in less than one year. Included in prepaid expenses and other assets are certain costs paid in advance for natural gas.

Property, Plant, and Equipment – Property, plant, and equipment is stated at cost. Depreciation is determined using the straight-line method over the estimated useful lives of the assets ranging from 3 to 30 years as shown in the table below:

Asset Description	Years
Land improvements	10-30 years
Buildings	15-30 years
Process equipment	3-20 years
Grain handling equipment	10 years
Railroad and rail equipment	10-20 years
Office and computer equipment	3-5 years
7

patriot HOLDINGS, llc

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The Company expenses maintenance and repair costs as incurred and major betterments and improvements are capitalized. Depreciation expense for the years ended December 31, 2012 and 2011 totaled approximately $9,458,000 and $9,325,000, respectively.

Property, plant, and equipment are reviewed for impairment annually, or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including, but not limited to, discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. The Company did not identify any triggering events that would require additional impairment analysis for both the years ended December 31, 2012 or 2011.

Notes Receivable – The Company received promissory notes from the Village of Annawan (the “Village”) under a tax increment financing (“TIF”) agreement. The Village provided funds in the form of interest bearing notes. The notes bear interest at a fixed rate established at the time of issuance based on the prime rate, not to exceed 9% per annum. See Note 4 for further discussion.

Deferred Financing Costs – Costs incurred in connection with both the original financing for the ethanol plant and the long-term debt refinanced in March 2012 as discussed in Note 5 were deferred and amortized over the term of the respective financing using the effective interest method. In conjunction with the Company’s refinancing of long term debt in March 2012, the Company expensed $202,773 related to the unamortized financing costs for the original financing which is included as a component of interest expense within the consolidated statements of operations.

Accounts Payable – Accounts payable are recorded as invoices are received from vendors at the invoiced amount. Accrued payables for raw materials received but not invoiced are included in accounts payable.

Interest Rate Swap – The Company previously entered into a derivative contract to fix the interest rate for a portion of its original long-term debt. As part of the Company’s refinancing of long-term debt in March 2012 as discussed in Note 5, the interest rate swap was settled. The Company recorded the interest rate swap at fair value with changes in fair value recognized in earnings because the interest rate swap was not designated as a cash flow hedge. See Note 6 for further discussion.

Deferred Income – Proceeds received from the Village under the TIF agreement are recorded as deferred income and will be amortized into income over the life of the related property, plant, and equipment. See Note 4 for further discussion.

Income Taxes – The Company is treated as a partnership for federal and state income tax purposes and generally does not incur income taxes. Instead, the earnings and losses are included in the income tax returns of the members. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements. Differences between the financial statement basis of assets and tax basis of assets is related to capitalization and amortization of organization and start-up costs for tax purposes, whereas these costs are expensed for financial statement purposes. In addition, the Company uses the modified accelerated cost recovery system method (“MACRS”) for tax depreciation instead of the straight-line method that is used for book depreciation, which also causes temporary differences. The Company has no uncertain tax positions as of December 31, 2012 or 2011. The Company is no longer subject to federal or state income tax examinations by tax authorities for years before 2009.

8

patriot HOLDINGS, llc

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Fair Value – The Company has adopted guidance for fair value measurement related to nonfinancial items that are recognized and disclosed at fair value in the financial statements on a nonrecurring basis. The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset of liability.

•	Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

No events occurred during the years ended December 31, 2012 or 2011 that required adjustment to the recognized balances of assets or liabilities, which are recorded at fair value on a nonrecurring basis.

The carrying value of restricted cash, accounts receivable, accounts payable and accrued expenses approximates fair value due to the short maturity of these instruments. The fair value of long-term debt has been estimated using discounted cash flow analysis based upon the Company’s current incremental borrowing rates for similar types of financing arrangements. The fair value of outstanding debt with fixed rate terms will fluctuate with changes in applicable interest rates. Fair value will exceed carrying value when the current market interest rate is lower than the interest rate at which the debt was originally issued. The fair value of a company’s debt is a measure of its current value under present market conditions. It does not impact the financial statements under current accounting rules. As of December 31, 2012, the Company believes the carrying amount of the long-term debt approximates the fair value because market conditions had not changed significantly since the refinancing in March 2012.

Environmental Liabilities – The Company’s operations are subject to environmental laws and regulations adopted by various governmental authorities in the jurisdiction in which it operates. These laws require the Company to investigate and remediate the effects of the release or disposal of material in its location. Accordingly, the Company has adopted policies, practices and procedures in the areas of pollution control, occupational health, and the production, handling, storage and use of hazardous materials to prevent environmental or other damage, and to limit the financial liability which could result from such events. Environmental liabilities would be recorded if the Company’s liability is probable and the costs can be reasonably estimated. No such liabilities were recorded at December 31, 2012, and 2011 and the Company is not currently a party to any material unsettled environmental legal proceedings at December 31, 2012.

Subsequent Events – The Company has evaluated subsequent events through March 21, 2013, the date the financial statements were available to be issued.

9

patriot HOLDINGS, llc

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

2.	INVENTORY

A summary of inventory at December 31, 2012 and 2011 is as follows:

	2012	2011
Raw materials	$3,765,301	$3,685,195
Work in progress	1,305,763	1,353,138
Finished goods	8,971,418	5,427,803
Spare parts	1,800,611	1,703,837
Totals	$15,843,093	$12,169,973

The Company performs a lower of cost or market analysis to determine if the market values of certain inventories are less than their carrying value, which is attributable primarily to decreases in market prices of corn and ethanol. Based on the lower of cost or market analysis, the Company was required to record a lower of cost or market charge of approximately $848,000 on certain inventories for the year ended December 31, 2012. The Company also recorded a lower of cost or market adjustment charge of $1,615,000 related to firm purchase commitments, as further discussed in Note 8. The Company did not record any lower of cost or market adjustment for the year ended December 31, 2011.

3.	PROPERTY, PLANT, AND EQUIPMENT

A summary of property, plant, and equipment at December 31, 2012 and 2011 is as follows:

	2012	2011
Land and land equipment	$18,186,447	$18,149,120
Process and grain handling equipment	116,542,869	115,184,474
Buildings	26,407,808	26,198,661
Furniture, fixtures and computer equipment	1,966,805	1,960,355
Construction in progress	166,434	—
	163,270,363	161,492,610
Accumulated depreciation	(39,410,230)	(29,951,783)
Total property and equipment, net	$123,860,133	$131,540,827

4.	TAX INCREMENT FINANCING

During the years ended December 31, 2009, 2008 and 2007, the Company received amounts from the Village of Annawan, Illinois (the “Village”) under a TIF agreement. The Village provided funds in the form of interest bearing notes in 2009 and 2008, as well as cash proceeds from a TIF bond issuance in 2007. The notes bear interest at a fixed rate established at the time of issuance based on the prime rate, not to exceed 9% per annum. Bonds issued to fund the TIF arrangement are not a liability of the Company but are an obligation of the Village since the Company does not guarantee the TIF debt and has no obligation to satisfy any shortfall in annual debt service requirements. The bonds and related notes are to be repaid by the Village from the incremental increase in property taxes related to the improvement of the Company’s real property. The proceeds of the financing have been recorded as deferred income and will be amortized into income with such amortization amount based on the life of the related property and equipment. The amount of reimbursements to be received under the TIF agreement is not to exceed $41,772,000 plus related interest on the TIF notes receivable. As of December 31, 2012, the Company had received $9,000,000 in cash from the Village in addition to four notes receivable totaling $32,754,979. The amount recorded by the Company as

10

patriot HOLDINGS, llc

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

deferred income related to the amounts received was $41,754,979. Included in the statement of operations for each of the years ended December 31, 2012 and 2011, the Company amortized $2,128,198 deferred income which was netted against depreciation expense and is included as a component of costs of goods sold.

As of December 31, 2012 and 2011, the unamortized deferred income balance was $26,957,177 and $29,085,375, respectively. The notes, net of the valuation allowance discussed below, had accrued interest receivable of $9,989,080 and $7,973,993 at December 31, 2012 and 2011, respectively, and is recorded separate from the notes received as interest receivable. Non-cash interest income was accrued on the notes receivable at the weighted average interest rate for the four notes at 6.1% for both the years ended December 31, 2012 and 2011, and was included in the statements of operations as interest income. At December 31, 2012 and 2011, the Company has recorded a valuation allowance of $6,543,866 and $4,528,778, respectively, against the notes receivable based on the uncertainty of future cash flows of the Village.

5.	LONG-TERM DEBT and REVOLVING LINE OF CREDIT

	2012	2011
Secured by substantially all Company assets:
Fixed rate note, variable rate interest of 90 day LIBOR plus 300 basis points, swapped to a fixed rate of 8.655%, paid in full during 2012.	$—	$35,746,154
Variable rate note, variable interest of 90 day LIBOR plus 450 basis points with a minimum rate of 5.5%, paid in full during 2012.	—	13,943,028
Long-term reducing revolving note, variable interest of 90 day LIBOR plus 450 basis points with a minimum rate of 5.5%, paid in full during 2012	—	8,000,000
Term note, fixed rate interest of 4.6%, due March 2017	45,302,807	—
Total debt	45,302,807	57,689,182
Less: current maturities	(6,393,229)	(12,058,569)
Total long-term debt	$38,909,578	$45,630,613

On March 30, 2012, the Company entered into a new definitive loan agreement (the “Agreement”) with a financial institution (the “Bank”) for a fixed rate term note and a fixed rate revolving note. With the proceeds from the new notes, the Company paid the outstanding balances of its outstanding fixed rate note, variable rate note and long-term reducing revolving note issued by a separate financial institution. The new fixed rate term loan for $50,000,000 has a fixed interest rate of 4.6%. The fixed rate revolving note for $10,000,000 has an interest rate of the greater of the indexed prime rate plus 0.5% or 4.00%.

In December 2012, the Company signed an amendment to the Agreement for an additional working capital loan for $4,250,000 with an interest rate of the greater of the indexed prime rate plus 1% or 5.75%. Both the fixed rate revolving note and the working capital loan expire in March 2013. The Company is currently in negotiations with their lender to renew both the fixed rate revolving note and the working capital loan. There was no outstanding balance at December 31, 2012 on the working capital note and $3,763,984 outstanding on the revolving note. Interest for all three notes is payable monthly.

11

patriot HOLDINGS, llc

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The new Agreement contains various restrictive covenants which, among other matters, require that the Company meet certain financial ratios. At December 31, 2012, the Company is in compliance with all of its financial covenants except for the working capital covenant. The Company has received a waiver for this covenant as of December 31, 2012. The Company expects to remain in compliance with all of its covenants throughout 2013.

Annual expected maturities for the new long-term debt at December 31, 2012 are as follows:

2013	$6,393,229
2014	6,697,859
2015	7,017,004
2016	7,348,180
2017	17,846,535
Total	$45,302,807

6.	DerIVATIVE INSTRUMENTS

From time to time the Company enters into derivative transactions to hedge its exposures to interest rate and commodity price fluctuations. The Company does not enter into derivative transactions for trading purposes.

The Company provides qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses from derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements.

As of December 31, 2012, the Company had corn derivative instruments.  As of December 31, 2011, the Company had corn derivative instruments and an outstanding interest rate swap agreement. The Company records its derivative financial instruments as either assets or liabilities at fair value in the balance sheet.  Derivatives qualify for treatment as hedges when there is a high correlation between the change in fair value of the derivative instrument and the related change in value of the underlying hedged item. Based upon the exposure being hedged, the Company designates its hedging instruments as a fair value hedge, a cash flow hedge or a hedge against foreign currency exposure.  The Company formally documents, designates, and assesses the effectiveness of transactions that receive hedge accounting initially and on an on-going basis.  The Company does not currently have any derivative instruments that are designated as effective hedging instruments for accounting purposes, although they believe they function as economic cash flow hedges.

Commodity Contracts

As part of its hedging strategy, the Company may enter into corn commodity-based derivatives, through its corn origination agreement as discussed in Note 8, in order to protect cash flows from fluctuations caused by volatility in commodity prices in order to protect gross profit margins from potentially adverse effects of market and price volatility on corn purchase commitments where the prices are set at a future date.  These derivatives are not designated as effective hedges for accounting purposes. For derivative instruments that are not accounted for as hedges, or for the ineffective portions of qualifying hedges, the change in fair value is recorded through earnings in the period of change. Corn derivative changes in fair market value are included in cost of goods sold. At December 31, 2012, the total notional amount of the Company’s outstanding corn derivative instruments was approximately 3,490,000 bushels that were entered into to hedge forecasted corn purchases through December 2013. At December 31, 2011, the total notional amount of the Company’s outstanding corn derivative instruments was approximately 3,020,000 bushels that were entered into to hedge forecasted corn purchases through December 2012.

12

patriot HOLDINGS, llc

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Interest Rate Contact

As discussed in Note 5 the Company entered into a forward starting interest rate swap in the notional amount of $46,950,000 during 2006 to limit its exposure to the impact of increasing interest rates on its results of operations and future cash flows for interest. The Swap fixed the interest rate of the Fixed Rate Note at 8.655% and was effective as of October 8, 2008. With the retirement of the Fixed Rate Note, the interest rate swap was settled on March 30, 2012 for $2,537,050.

At December 31, 2011, the Company had approximately $35,700,000 of notional amount outstanding in swap agreements that exchange the variable interest rate (three-month LIBOR plus 300 basis points) for a fixed interest rate (8.655%) over the term of the agreement. At December 31, 2011, the fair value of the interest rate swap totaled approximately $2,700,000 of which approximately $1,300,000 is classified as a current liability and approximately $1,400,000 is classified as a long-term liability. The swap agreement was not designated as an effective hedge for accounting purposes and the change in fair market value and associated net settlements are recorded in interest expense.

The following table provides details regarding the Company’s derivative financial instruments at December 31, 2012:

	Consolidated Balance Sheet Location	Assets	Liabilities
Corn contracts	Commodity derivative instruments	$1,683,138	$—
Corn contracts	Commodity derivative instruments	—	—
Totals		$1,683,138	$—

The following table provides details regarding the Company’s derivative financial instruments at December 31, 2011:

	Consolidated Balance Sheet Location	Assets	Liabilities
Corn contracts	Commodity derivative instruments	$240,213	$—
Interest rate swap	Interest rate swap – current	—	1,303,842
Interest rate swap	Interest rate swap – long-term	—	1,386,831
Totals		$240,213	$2,690,673

The following table provides details regarding gains and (losses) from the Company’s derivative financial instruments in the statement of operations, none of which are designated as hedging instruments:

	Consolidated Statement of Operations Location	Year ended December 31, 2012	Year ended December 31, 2011
Corn contracts	Cost of goods sold	$3,778,617	$(1,862,147)
Interest rate swap	Gain on interest rate swap	153,623	1,506,159
Total gain (loss)		$3,932,240	$(355,988)

7.	RELATED PARTY TRANSACTIONS

The Company has engaged CGB Enterprises Co. (“CGB”), an equity member to source corn for the Company under a long-term agreement on a fee per bushel basis (discussed further in Note 8).

13

patriot HOLDINGS, llc

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The Company has purchased chemicals used in its production process from Michlig Agricenter, Inc. (“Michlig”), on the basis of price and availability. There are no volume or price commitments by either party. The sole owner of Michlig is a Board member of the Company. Michlig was sold in 2011 and is no longer owned by the Board member.

Total amounts paid to related parties during the years ended December 31, 2012 and 2011 were as follows:

	Year ended December 31, 2012	Year ended December 31, 2011
CGB	$299,034,055	$282,254,429
Michlig	—	480,836
Totals	$299,034,055	$282,735,265

Total amounts payable to related parties at December 31, 2012 and 2011, which are included in accounts payable, were as follows:

	2012	2011
CGB	$1,596,948	$1,667,504

The Company has engaged Murex N.A, LTD, (“Murex”), an equity member, to market ethanol for the Company under a long term agreement on a percentage of revenue commission basis. Total amounts owed to the Company from Murex, as of December 31, 2012 and 2011 were $1,272,774 and $5,531,741, respectively.

8.	COMMITMENTS AND CONTINGENCIES

Corn Origination Agreement

The Company has a corn origination agreement with CGB, an equity member of the Company, whereby they are entitled to the exclusive right for procurement of 100% of the corn needs for the plant. The contract commenced in 2008 and continues for four years from the first delivery date, with one automatic renewal for a one year term unless terminated by either party. The price of the corn purchased will be the bid price CGB establishes with the producer of corn plus a set fee per bushel. At December 31, 2012, the Company had open forward corn purchase commitments for 3,488,944 bushels at an average price of $7.58 with CGB. At December 31, 2012, some of these forward purchase contracts are above market prices for corn. Given declining corn and ethanol prices, the Company would incur a loss upon delivery under these contracts. The loss is determined by calculating the net realizable value of the raw products similar to the lower of cost or market methodology used in valuing inventories. At December 31, 2012, the Company recorded a $1,615,000 loss that is included in the Lower of Cost or Market Adjustment in the Consolidated Statement of Operations. Given the uncertainty and volatility of corn and ethanol prices, this loss may not be recovered, and further losses on the outstanding purchase commitments could be recorded in future periods. At December 31, 2011, the Company had open forward corn purchase commitments for 7,696,637 bushels at an average price of $6.55 with CGB.

Ethanol Marketing Agreement

The Company has a marketing agreement with Murex, an equity member of the Company, whereby they are entitled to the exclusive right for sale and distribution of 100% the Company’s ethanol. The Company pays the buyer a percentage of the net sales price for certain marketing costs. The initial term is for five years beginning in August 2008 with one year renewal terms unless notice is given by either party at least 90 days prior to the end of the current term. During the year ended December 31, 2012, the Company had approximately $276,900,000 of ethanol sales to Murex, of which approximately $1,273,000 is included in accounts receivable at December 31, 2012. The Company had approximately $309,400,000 of ethanol sales to Murex during 2011,

14

patriot HOLDINGS, llc

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

of which approximately $5,532,000 is included in accounts receivable at December 31, 2011. For the years ended December 31, 2012 and 2011, ethanol sales are recorded net of commissions totaling approximately $2,700,000 and $2,970,000, respectively.

Distillers Grains Marketing Agreement

The Company has a marketing agreement with CHS, Inc., whereby they are entitled to the exclusive right for sale and distribution of 100% of the plant’s dried distiller’s grains with solubles and wet distiller’s grains with solubles. The initial term of the agreement was one year, but the agreement is to remain in effect until terminated by either party at its unqualified option, by providing written notice of not less than 90 days to the other party. Neither party to the agreement has provided such notice. For the year ended December 31, 2012, the Company recorded DDGS sales of approximately $82,600,000 net of commissions of approximately $700,000. For the year ended December 31, 2011, the Company recorded DDGS sales of approximately $66,400,000 net of commissions of approximately $920,000.

Natural Gas Contracts

At December 31, 2012, the Company had forward contracts to purchase approximately 230,000 British thermal units (MMBTU) of natural gas through January 2013 at an average price of approximately $3.65 per MMBTU. At December 31, 2011, the Company had forward contracts to purchase approximately 1,098,000 British thermal units (MMBTU) of natural gas through September 2012 at an average price of approximately $3.91 per MMBTU.

9.	CONCENTRATIONS

For the year ended December 31, 2012 and 2011, two customers accounted for substantially all of the Company’s revenues and trade accounts receivable. Accounts receivable for the ethanol marketer represented 37% and 80% of total outstanding receivables at December 31, 2012 and 2011, respectively. Accounts receivable for the dry distiller grains marketer represented 54% and 18% of total outstanding receivables at December 31, 2012 and 2011, respectively. Revenues for the ethanol marketer represented 75% and 81% of total revenues for the years ended December 31, 2012 and 2011, respectively. Revenues for the dry distiller grains marketer represented 22% and 17% of total revenues for the years ended December 31, 2012 and 2011, respectively. The Company began producing and selling corn oil in 2011, which accounted for 3% and 1% of total revenue for the years ended December 31, 2012 and 2011, respectively.

The Company has revenue and accounts receivable concentrations in ethanol and distillers grains due to the Company’s use of one marketer for each product; however, the sale of these products could be achieved by using other marketers without any significant effect on operations.

10.	MEMBERS’ EQUITY

As specified in the Company’s operating agreement, the Company has one class of membership units. The Company is authorized to issue up to 65,000 membership units. No additional units may be issued for less than $500 per unit without the consent of the majority of the membership units then outstanding. Profits and losses of the Company are allocated to members based on the proportion of units held. As of December 31, 2012 and 2011 the Company had 45,607 and 45,741 membership units issued and outstanding, respectively.

During 2011, the Company paid a cash distribution of $150.00 per membership unit for a distribution total to its unit holders of approximately $6,900,000. The Company did not pay any distributions in 2012.

During 2012, the board approved the cash redemption of 134 membership units totaling $187,600.

15

patriot HOLDINGS, llc

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

11.	FAIR VALUE MEASUREMENTS

The Company follows accounting guidance related to fair value disclosures.    For the Company, this guidance applies to certain derivative investments. The authoritative guidance also clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements.

The following table sets forth, by level, the Company’s assets that were accounted for at fair value on a recurring basis as of December 31, 2012:

			Fair Value Measurement Using
	Carrying Amount in Balance		Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable inputs
	Sheet	Fair Value	(Level 1)	(Level 2)	(Level 3)
Financial Assets
Corn derivative contracts	$1,683,138	$1,683,138	$1,683,138	$—	$—

The following table sets forth, by level, the Company’s liabilities that were accounted for at fair value on a recurring basis as of December 31, 2011:

			Fair Value Measurement Using
	Carrying Amount in Balance		Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable inputs
	Sheet	Fair Value	(Level 1)	(Level 2)	(Level 3)
Financial Assets (Liabilities)
Corn derivative contracts	$240,213	$240,213	$240,213	$—	$—
Interest rate swap	$(2,690,673)	$(2,690,673)	$—	$(2,690,673)	$—

Fair values of interest rate swap agreements are obtained from the counterparty, who computes the values based on current market interest rates and yield curves, and have been evaluated for credit swap default risk. The fair value of corn contracts are based on quoted market prices in active markets.

12.	OPERATING LEASES

The Company has various equipment leases under non-cancelable leases through June 2016. Rent expense for operating leases was approximately $115,000 and $127,000 for the years ended December 31, 2012 and 2011, respectively.

16

patriot HOLDINGS, llc

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

At December 31, 2012, the Company had the following minimum lease commitments for payment of rentals under leases, which at inception had a non-cancelable term of over one year:

Periods ending December 31,
2013	$51,183
2014	48,243
2015	10,324
2016	4,302
Total minimum lease commitments	$114,052

13.	RISKS AND UNCERTAINTIES

The Company has certain risks and uncertainties that it experiences during volatile market conditions, which can have a significant impact on operating results. The Company’s revenues are derived from the sale and distribution of ethanol and distillers grains to customers primarily located in the U.S. Corn for the production process is supplied to the Company’s plant primarily from local agricultural producers and is purchased on the open market. For the year ended December 31, 2012 ethanol sales were 75% of total revenues and corn costs including lower of cost or market adjustments were 83% of cost of goods sold.

The Company’s operating and financial performance is largely driven by the prices at which it sells ethanol and the cost at which it purchases corn. The price of ethanol and the cost of corn are both influenced, not necessarily in similar directions, by factors such as supply and demand, the weather, and by government policies and programs. Ethanol is also influenced by unleaded gasoline prices and the petroleum markets as a whole, which do not necessarily impact the cost of corn. Similarly, the cost of corn may be influenced, independently of ethanol, by other grain markets such as wheat and soybeans. The Company utilizes various risk management policies and programs to protect against the price volatility of these commodities, as well as those of natural gas and distillers grains.

14.	LEGAL PROCEEDINGS

From time to time in the ordinary course of business, the Company may be named as a defendant in legal proceedings related to various issues, including without limitation, workers’ compensation claims, tort claims, or contractual disputes. The Company is not currently a party to any material pending legal proceedings and we are not currently aware of any such proceedings contemplated by any third party or government authorities.

17